FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of November, 2005



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              Form 20-F __X__               Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes ____                No __X__

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on resolutions passed at the extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant") convened on November 17th 2005, made by the Registrant in English on November 17, 2005.

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          HUANENG POWER INTERNATIONAL, INC.


                          By  /s/ Huang Long
                             ---------------

                          Name:    Huang Long

                          Title:   Director


Date: November 17, 2005


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                               [GRAPHIC OMITTED]
        (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock Code: 902)

              RESOLUTIONS PASSED AT Extraordinary GENERAL MEETING

-------------------------------------------------------------------------------
This announcement sets out the resolutions passed at the EGM convened on
                              17th November 2005.
-------------------------------------------------------------------------------

The extraordinary general meeting (the "EGM") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on Thursday, 17th November 2005 at the office of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People's Republic of China. As entrusted by Mr. Li Xiaopeng (Chairman of the Company), Mr. Huang Long (Director of the Company) presided over the EGM as the chairman. The shareholders of the Company and their proxies, directors and supervisors of the Company attended the EGM.

There were a total of 12,055,383,440 shares of the Company as at the record date ("Record Date", i.e. 18th October 2005) entitled to attend the EGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,417,778,105 shares of the Company, representing 78.12% of the total shares of the Company, were present at the EGM. Holders of 518,044,225 H shares of the Company, through HKSCC Nominees Limited, appointed the chairman of the meeting to attend and vote on their behalf. Holders of 412,723,880 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the meeting, as their proxy to attend and vote on their behalf.

Hong Kong Registrars Limited, the share registrar for the Company, jointly with Haiwen & Partners, the Company's PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the Board of Directors, the shareholders of the Company and their proxies present at the meeting resolved through voting by way of a poll to approve the following resolutions:

Ordinary Resolutions:

1.    Proposal regarding change of director - appoint Mr. Ding Shida as director

      Biography of Mr. Ding Shida

      Mr. Ding Shida, aged 57, graduated from the China Academy of Social Sciences, specializing in agricultural economics management. He has a doctoral degree in management and is currently the President of Fujian International Trust and Investment Corporation. Mr. Ding was General Manager of Fujian Provincial Construction Materials Corporation.

      Other than the relationship arising from his directorship with the Company and being the chairman of the board of directors of Min Xin Holdings Limited (stock code: 222), Mr. Ding has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders, or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Ding has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Ding's appointment, the Company will enter into a service contract with Mr. Ding for a term expiring in June 2008. The remuneration will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the shareholders of the Company in respect to Mr. Ding's appointment.

9,408,837,375 shares were voted in the affirmative and 8,610,730 shares were voted in the negative, representing approximately 99.91% and approximately 0.09%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

2. Proposal regarding change of supervisor - appoint Mr. Gu Jianguo as supervisor

      Biography of Mr. Gu Jianguo

      Mr. Gu Jianguo, aged 39, graduated from Nanjing Aviation University and is a economist. Currently, he serves as Chief Officer of the Nantong Municipal Investment Management Centre. He was Director of the Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; Executive Director of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; and Chairman and President of Nantong Zhonghe Guarantee Limited Company.

      Other than the relationship arising from his supervisorship with the Company, Mr. Gu has not held any directorship in any other public companies listed on the Hong Kong Stock Exchange in the past three years and he does not have any relationships with any other Directors, senior management, substantial shareholders or controlling shareholders (as defined in the Listing Rules) of the Company. Mr. Gu has no interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. After obtaining approval from shareholders in respect of Mr. Gu's appointment, the Company will enter into a service contract with Mr. Gu for a term expiring in June 2008. The remuneration will be determined with reference to the PRC market conditions. No other matters should be brought to the attention of the shareholders of the Company in respect to Mr. Gu's appointment.

9,416,891,225 shares were voted in the affirmative and 886,880 shares were voted in the negative, representing approximately 99.99% and approximately 0.01%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

Special Resolution:

3.    Proposal regarding amendments to the Company's articles of association

      9,417,314,105 shares were voted in the affirmative and 464,000 shares were voted in the negative, representing approximately 99.995% and approximately 0.005%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

                                                     By Order of the Board
                                                          Li Xiaopeng
                                                           Chairman

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As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                             Qian Zhongwei
(Executive director)                    (Independent non-executive director)
Huang Yongda                            Xia Donglin
(Executive director)                    (Independent non-executive director)
Wang Xiaosong                           Liu Jipeng
(Non-executive director)                (Independent non-executive director)
Na Xizhi                                Wu Yusheng
(Executive director)                    (Independent non-executive director)
Huang Long                              Yu Ning
(Executive director)                    (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)


Beijing, the PRC
17th November 2005